SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January , 2026
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

NIRE 35.300.016.831

CNPJ nº 43.776.517/0001-80

Publicly held company

NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo S.A. (“Sabesp”), in compliance with article 157, paragraph 4º of Law nº 6.404, dated December 15, 1976, as amended (“Brazilian Corporation Law”), hereby informs its shareholders and the market in general that, on this date, Sabesp entered into a Share Purchase Agreement and Other Covenants (“Agreement”) with Iguá Saneamento S.A. (“Iguá”, and together with Sabesp, the “Companies”) for the acquisition of common shares representing 90% of the capital of the company Saneamento de Mirassol – Sanessol S.A. (“Sanessol”) (“Transaction”).

The completion of the Transaction is subject to fulfillment of certain customary precedent conditions for this type of transaction, including its approval by the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE).

Sanessol is engaged in the provision of public water and sewage services, and it is the holder of the concession agreement for the operation of the public water supply and sanitary sewage services in the city of Mirassol, State of São Paulo, serving a population of approximately 65,000 people.

Upon completion of the Transaction, Sabesp will take a further step in the consistent advancement of its strategic plan, strengthening its presence in the water and sanitation sector in Brazil.

Sabesp will keep its shareholders and the market informed of any material developments regarding the Transaction.

São Paulo, January 27, 2026

Daniel Szlak

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: January 28, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.